================================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                            ______________________

                                 ENTRUST, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                            ______________________

          Options to Purchase Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)
                            ______________________

                                     n/a*
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                            ______________________

                               F. William Conner
                     President and Chief Executive Officer
                                 Entrust, Inc.
                       One Preston Park South, Suite 400
                          4975 Preston Park Boulevard
                              Plano, Texas 75093
                                (972) 943-7300
      (Name, address and telephone number of person authorized to receive notices and
                  communications on behalf of filing person)
                            ______________________

                                  Copies to:
                             Page Mailliard, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                       Palo Alto, California  94304-1050
                                (650) 493-9300


                           CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation+                      Amount of Filing Fee
--------------------------------------------------------------------------------
           $55,311,457                                $11,063
================================================================================

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,586,041 shares of common stock of Entrust, Inc. having an aggregate value of $55,311,457 as of June 12, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:  Not applicable.
                  Form or Registration No.:  Not applicable.
                        Filing party:  Not applicable.
                         Date filed:  Not applicable.


[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    [_]  third party tender offer subject to Rule 14d-1.
    [X]  issuer tender offer subject to Rule 13e-4.
    [_]  going-private transaction subject to Rule 13e-3.
    [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 293848107.

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

Item 1.  Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options, dated June 19, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(3), is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the issuer is Entrust, Inc., a Maryland corporation, formerly known as Entrust Technologies Inc. ("Entrust" or the "Company"), and the address of its principal executive office is One Preston Park South, Suite 400, 4975 Preston Park Boulevard, Plano, Texas 75093. The Company's telephone number is (972) 943-7300. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Entrust") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's Amended and Restated 1996 Stock Incentive Plan, as amended (the "1996 Plan") and 1999 Non-Officer Employee Stock Incentive Plan (the "1999 Plan") (together, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.01 per share, for new options that will be granted under the 1999 Plan (the "New Options"), upon the terms and subject to the conditions described in the (i) Offer to Exchange, (ii) the memorandum from F. William Conner, President and Chief Executive Officer of the Company, dated June 19, 2001, (iii) the Election Form, (iv) the Notice to Withdraw from the Offer and (v) the form of Promise to Grant Stock Option(s) (collectively, as they may be amended from time to time, the "Offer"). Employees are eligible to participate in the Offer if they are employees of Entrust or one of Entrust's subsidiaries as of the date the offer commences and remain employees through the date on which the tendered options are cancelled, but only if they are residents of the United States, Canada or the United Kingdom or are employed by subsidiaries of Entrust located in those countries and are subject solely to the tax laws in those countries. In
          ---
addition, members of the Board of Directors and all employees who are defined as "officers" for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, (those officers listed in Schedule A to the Offer to Exchange) are not eligible to participate. The information set forth in the Offer to Exchange
---
under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer;

Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and
Section 17 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 18 ("Fees and Expenses") is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Entrust") and Section 20 ("Additional Information"), and on pages 49 through 74 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and on pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, which contain Entrust's financial statements, is incorporated herein by reference. A copy of the Annual Report on

Form 10-K, as amended, and the Quarterly Report on Form 10-Q, have been made available to all potential participants of this Offer. Further, the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's website.

     (b)  Not applicable.

Item 11.  Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

Item 12.  Exhibits.



     (a)  (1)  Press Release Announcing Commencement of Offer, dated June 19,
               2001.

          (2) Form of E-mail from F. William Conner, President and Chief Executive Officer, to Eligible Employees, dated June 19, 2001.

          (3)  Offer to Exchange, dated June 19, 2001.

          (4) Memorandum from F. William Conner, President and Chief Executive Officer, to Eligible Employees, dated June 19, 2001.

          (5)  Election Form.

          (6)  Form of Notice to Withdraw From the Offer.

          (7)  Form of Promise to Grant Stock Option(s).

          (8) Form of Joint Election Form (for employees who reside or work in the United Kingdom).

          (9)  Form of Confirmation of Receipt of Election Form.

          (10) Form of Confirmation of Receipt of Notice to Withdraw From the Offer.

          (11) Entrust, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 20, 2001, and incorporated herein by reference.

          (12) Entrust, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 21, 2001, and incorporated herein by reference.

          (13) Entrust, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

     (b)  Not applicable.

     (d) (1) Entrust, Inc. Amended and Restated 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000, and incorporated herein by reference.

          (2) Entrust, Inc. 1996 Amended and Restated 1996 Stock Incentive Plan Prospectus.

               (3) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan, as amended. Filed as Exhibit 99 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on June 13, 2001, and incorporated herein by reference.

               (4) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan Prospectus.

               (5) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan form of Non-Statutory Stock Option Agreement.

        (g)    Not applicable.

        (h)    Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          (a)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ENTRUST, INC.


                                       /s/  F. William Conner
                                       -----------------------------------------
                                       F. William Conner
                                       President and Chief Executive Officer

Date: June 19, 2001

                               INDEX TO EXHIBITS

   Exhibit
   Number                                   Description
-------------         ----------------------------------------------------------
   (a)(1)             Press Release Announcing Commencement of Offer, dated June
                      19, 2001.

   (a)(2) Form of E-mail Letter from F. William Conner, President and Chief Executive Officer, to Eligible Employees, dated June 19, 2001.

   (a)(3)             Offer to Exchange, dated June 19, 2001.

   (a)(4) Memorandum from F. William Conner, President and Chief Executive Officer, to Eligible Employees, dated June 19, 2001.

   (a)(5)             Election Form.

   (a)(6)             Form of Notice to Withdraw From the Offer.

   (a)(7)             Form of Promise to Grant Stock Option(s).

   (a)(8) Form of Joint Election Form (for employees who reside or work in the United Kingdom).

   (a)(9)             Form of Confirmation of Receipt of election Form.

   (a)(10) Form of Confirmation of Receipt of Notice to Withdraw From the Offer.

   (a)(11) Entrust, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 20, 2001, and incorporated herein by reference.

   (a)(12) Entrust, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 21, 2001, and incorporated herein by reference.

   (a)(13) Entrust, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

   (d)(1) Entrust, Inc. Amended and Restated 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-24733), filed with the Securities and Exchange Commission on August 14, 2000, and incorporated herein by reference.

   (d)(2) Entrust, Inc. 1996 Amended and Restated 1996 Stock Incentive Plan Prospectus.

   (d)(3) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan, as amended. Filed as Exhibit 99 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on June 13, 2001, and incorporated herein by reference.

   (d)(4)             Entrust, Inc. 1999 Non-Officer Employee Stock Incentive
                      Plan Prospectus.

   (d)(5) Entrust, Inc. 1999 Non-Officer Employee Stock Incentive Plan form of Non-Statutory Stock Option Agreement.